SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: January 7, 2008
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F- ☐	Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
Press Release

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: January 7, 2008	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary

January 7, 2008
SouthGobi Energy Resources arranges C$80 million
financing to develop coal properties in Mongolia
Ivanhoe Mines to convert all convertible preferred shares and convertible debt into common shares of SouthGobi
VANCOUVER, CANADA — Peter Meredith, CEO of SouthGobi Energy Resources Ltd. (SGQ: TSX-V), and John Macken, President and CEO of Ivanhoe Mines Ltd. (IVN: TSX, NYSE, NASDAQ), announced today that SouthGobi Energy Resources has entered into an agreement with a German Institutional investor for a placement of 10,000,000 common shares at C$8.00 per share, representing an aggregate offering amount of C$80,000,000.
The proceeds from the offering will be used to finance initial development of an open-pit coal mine at SouthGobi’s Ovoot Tolgoi coal project in southern Mongolia, 45 kilometres north of the border with China, and for exploration and development of the company’s other coal and mineral projects. Funding also will be used for general corporate and administrative purpose. The financing is subject to all necessary regulatory approvals, including approval of the TSX Venture Exchange. It also is a condition of closing that SouthGobi file a prospectus to qualify the common shares issuable in connection with the financing.
Pre-development of the Ovoot Tolgoi open-pit coal mine is scheduled to commence in the first quarter of 2008 and shipping of coal to market from Ovoot Tolgoi is scheduled to start in the third quarter of 2008. Capital costs to start production are estimated at approximately C$45 million. SouthGobi recently announced that it has purchased a fleet of coal-mining equipment and in December, 2007 auxiliary equipment and a temporary maintenance facility were delivered to the Ovoot Tolgoi mine site. The remainder of the equipment is scheduled to start arriving in the coming weeks.
Ivanhoe Mines to convert preferred shares and debt into equity
Coinciding with the financing, Ivanhoe Mines will convert 25,576,383 preferred shares, the total sum of preferred shares held by Ivanhoe Mines, into common shares of SouthGobi Energy Resources on a one-for-one basis. At SouthGobi’s request, Ivanhoe Mines also will convert approximately C$29,874,455 of debt into 14,293,998 common shares of SouthGobi Energy Resources at a conversion rate of C$2.09 per share.

The conversion ratio for preferred shares and debt held by Ivanhoe Mines was authorized in the coal transaction, voted on and approved by minority shareholders on August 8, 2006.
At the closing of this offering, Ivanhoe Mines will own approximately 104,339,582 shares of SouthGobi Energy Resources representing approximately 84% of the issued and outstanding common shares. The institutional investor subscriptions will amount to approximately 8% of the issued and outstanding common shares of SouthGobi Energy Resources.
SouthGobi has agreed to pay a fee equal to 3.5% of the gross proceeds to an arm’s-length third party in connection with the financing.
About SouthGobi Energy Resources
SouthGobi Energy Resources is focused on exploration and development of its Permian-age metallurgical and thermal coal deposits in Mongolia’s South Gobi Region to supply a wide range of coal products and electricity to markets in Mongolia and China. The company is investigating the implementation of clean-coal technologies in the development of coal power-generating capacity to benefit all of its stakeholders.
The company’s metals division is focused on the exploration and development of its copper and gold projects in Mongolia and Indonesia.
Information contacts:
SouthGobi Energy Resources:
Investors: Steven Feldman/ Media Bob Williamson: +1 604 681-6799.
Website: www.southgobi.com
Ivanhoe Mines:
Investors: Bill Trenaman +1-604-688-5755.
Website: www.ivanhoemines.com
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.
Forward-Looking Statements: This document includes forward-looking statements. Forward-looking statements include, but are not limited to, statements concerning the completion of the private placement, the company’s plans to develop the Ovoot Tolgoi Project in Mongolia, including timing of completion of development and commencement of coal shipments to market and the estimated capital cost of development of an open pit coal mine at Ovoot Tolgoi, and other statements that are not historical facts. When used in this document, the words such as “could, “plan,” “scheduled”, “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although SouthGobi Energy Resources believes that the expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are disclosed under the heading “Risk Factors” in SouthGobi Energy’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months ended September 30, 2007 and its Annual Information Form dated August 27, 2007, which are available at www.sedar.com.